EXHIBIT 5













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                                  June 18, 2001


CEL-SCI Corporation
8229 Boone Blvd., #802
Vienna, Virginia  22182


This letter will constitute an opinion upon the legality of the sale by certain selling shareholders of CEL-SCI Corporation, a Colorado corporation ("CEL-SCI"), of up to 8,200,200 shares of common stock, all as referred to in the Registration Statement on Form S-1 filed by CEL-SCI with the Securities and Exchange Commission.

We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of CEL-SCI and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, CEL-SCI was authorized to issue the shares of stock mentioned above and such shares when sold, will be legally issued, fully paid and non-assessable shares of CEL-SCI's common stock.

Very truly yours,

HART & TRINEN

William T. Hart